UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington. D.C. 20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 10)
                                            __

                            TRISTAR Corporation
                             ___________________
            (Formerly Ross Cosmetics Distribution Centers, Inc.)
            ____________________________________________________
                              (Name of Issuer)


                        Common Stock, $0.01 Par Value
____________________________________________________________________________
                       (Title of Class of Securities)

                                   778242107
                     _____________________________________
                                (CUSIP Number)

     Robert B. McCaw, Esq.; Wilmer, Cutler & Pickering; 2445 M Street, N.W., Washington, D.C. 20037; 202-663-6586 and Kirit Sheth; P.O. Box 16758;
  Jebel Ali Free Zone; Dubai, United Arab Emirates, Tel:  011-97-14-519-444
  _________________________________________________________________________
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                July 31, 1995
                                _____________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____ .

Check the following box if a fee is being paid with the statement___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


       2 of 20

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                       SEC 1746 (12-91)

       3 of 20
                                SCHEDULE 13D

CUSIP NO.  778242107

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Mahendra Sheth

2     Check the Appropriate Box if a Member of a Group*           (a)_X_
                                                                  (b)
3     SEC Use Only

4     Source of Funds*

      AF

5     Check Box if disclosure of legal proceedings                ____
      is required pursuant to items 2(d) or 2(e)

6     Citizenship or place of organization

      India
                         7      Sole Voting Power
      Number of
       Shares                   -0-
     Beneficially        8      Shared Voting Power
       Owned by
        each                    6,420,174 shares, includes 2,400,000 shares
    Reporting Person            capable of being acquired through
        with                    exercise of a warrant

                         9      Sole Dispositive Power

                                -0-
                        10      Shared Dispositive Power

                                6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11       Aggregate amount beneficially owned by each reporting person

         6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12       Check box if the aggregate amount in row (11) excludes certain
         shares*                                                  ____

13       Percent of Class represented by amount in row (11)

         70.9

14       Type of reporting person*
         IN
       4 of 20
                                SCHEDULE 13D

CUSIP NO.  778242107

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Shashikant S. Sheth

2     Check the Appropriate Box if a Member of a Group*           (a)_X_
                                                                  (b)
3     SEC Use Only

4     Source of Funds*

      AF

5     Check Box if disclosure of legal proceedings                ____
      is required pursuant to items 2(d) or 2(e)

6     Citizenship or place of organization

      India

                         7      Sole Voting Power
      Number of
       Shares                   -0-
     Beneficially        8      Shared Voting Power
       Owned by
        each                    6,420,174 shares, includes 2,400,000 shares
    Reporting Person            capable of being acquired through
        with                    exercise of a warrant

                         9      Sole Dispositive Power

                                -0-
                        10      Shared Dispositive Power

                                6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11       Aggregate amount beneficially owned by each reporting person

         6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12       Check box if the aggregate amount in row (11) excludes certain
         shares*                                                  ____

13       Percent of Class represented by amount in row (11)

         70.9

14       Type of reporting person*
         IN
       5 of 20
                                SCHEDULE 13D

CUSIP NO.  778242107

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Kirit Sheth

2     Check the Appropriate Box if a Member of a Group*           (a)_X_
                                                                  (b)
3     SEC Use Only

4     Source of Funds*

      AF

5     Check Box if disclosure of legal proceedings                ____
      is required pursuant to items 2(d) or 2(e)


6     Citizenship or place of organization

      India
                         7      Sole Voting Power
      Number of
       Shares                   -0-
     Beneficially        8      Shared Voting Power
       Owned by
        each                    6,420,174 shares, includes 2,400,000 shares
    Reporting Person            capable of being acquired through
        with                    exercise of a warrant

                         9      Sole Dispositive Power

                                -0-
                        10      Shared Dispositive Power

                                6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11       Aggregate amount beneficially owned by each reporting person

         6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12       Check box if the aggregate amount in row (11) excludes certain
         shares*                                                  ____

13       Percent of Class represented by amount in row (11)

         70.9

14       Type of reporting person*
         IN
       6 of 20
                                SCHEDULE 13D

CUSIP NO.  778242107

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Jamnadas Sheth

2     Check the Appropriate Box if a Member of a Group*           (a)_X_
                                                                  (b)
3     SEC Use Only

4     Source of Funds*

      AF

5     Check Box if disclosure of legal proceedings                ____
      is required pursuant to items 2(d) or 2(e)

6     Citizenship or place of organization

      India
                         7      Sole Voting Power
      Number of
       Shares                   -0-
     Beneficially        8      Shared Voting Power
       Owned by
        each                    6,420,174 shares, includes 2,400,000 shares
    Reporting Person            capable of being acquired through
        with                    exercise of a warrant

                         9      Sole Dispositive Power

                                -0-
                        10      Shared Dispositive Power

                                6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11       Aggregate amount beneficially owned by each reporting person

         6,420,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12       Check box if the aggregate amount in row (11) excludes certain
         shares*                                                  ____

13       Percent of Class represented by amount in row (11)

         70.9

14       Type of reporting person*
         IN
       7 of 20
                                SCHEDULE 13D

CUSIP NO.  778242107

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Jayesh Sheth

2     Check the Appropriate Box if a Member of a Group*           (a)
                                                                  (b)_X_
3     SEC Use Only

4     Source of Funds*

      Not applicable

5     Check Box if disclosure of legal proceedings                ____
      is required pursuant to items 2(d) or 2(e)

6     Citizenship or place of organization

      England
                         7      Sole Voting Power
      Number of
       Shares                   -0-
     Beneficially        8      Shared Voting Power
       Owned by
        each                    -0-
    Reporting Person
        with
                         9      Sole Dispositive Power

                                -0-
                        10      Shared Dispositive Power

                                -0-

11       Aggregate amount beneficially owned by each reporting person

         -0-

12       Check box if the aggregate amount in row (11) excludes certain
         shares*                                                  ____

13       Percent of Class represented by amount in row (11)

         Not applicable

14       Type of reporting person*
         IN

       8 of 20
                                SCHEDULE 13D

CUSIP NO.  778242107

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Virendra Sheth

2     Check the Appropriate Box if a Member of a Group*           (a)
                                                                  (b)_X_
3     SEC Use Only

4     Source of Funds*

      Not applicable

5     Check Box if disclosure of legal proceedings                ____
      is required pursuant to items 2(d) or 2(e)

6     Citizenship or place of organization

      USA
                         7      Sole Voting Power
      Number of
       Shares                   -0-
     Beneficially        8      Shared Voting Power
       Owned by
         each                   -0-
    Reporting Person
         with            9      Sole Dispositive Power

                                -0-
                        10      Shared Dispositive Power

                                -0-

11       Aggregate amount beneficially owned by each reporting person

         -0-

12       Check box if the aggregate amount in row (11) excludes certain
         shares*                                                  ____

13       Percent of Class represented by amount in row (11)

         Not applicable

14       Type of reporting person*
         IN

       9 of 20
                                SCHEDULE 13D

CUSIP NO.  778242107

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Starion International Limited

2     Check the Appropriate Box if a Member of a Group*           (a)_X_
                                                                  (b)
3     SEC Use Only

4     Source of Funds*

      AF

5     Check Box if disclosure of legal proceedings                ____
      is required pursuant to items 2(d) or 2(e)

6     Citizenship or place of organization

      British Virgin Islands

                         7      Sole Voting Power
      Number of
       Shares                   -0-
     Beneficially        8      Shared Voting Power
       Owned by
        each                    6,313,174 shares, includes 2,400,000 shares
   Reporting Person             capable of being acquired through exercise
         with                   of a warrant

                         9      Sole Dispositive Power

                                -0-
                        10      Shared Dispositive Power

                                6,313,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

11       Aggregate amount beneficially owned by each reporting person

         6,313,174 shares, includes 2,400,000 shares capable of being acquired through exercise of a warrant

12       Check box if the aggregate amount in row (11) excludes certain
         shares*                                                  ____

13       Percent of Class represented by amount in row (11)

         69.8

14       Type of reporting person*
       10 of 20


                     This Amendment No. 10 to the Statement on Schedule 13D filed jointly by Mahendra Sheth, Shashikant Sheth, Kirit Sheth, and Jamnadas Sheth (collectively the "Core Sheth Families"), together with Starion International Limited ("Starion"), Jayesh Sheth, and Virendra Sheth (all of the foregoing referred to collectively as the "Reporting Persons") (the "Schedule 13D") pursuant to a joint filing agreement attached hereto as
Exhibit 1, relates to the Common Stock of TRISTAR CORPORATION, formerly known as Ross Cosmetics Distribution Centers, Inc. (the "Issuer").

                     The Schedule 13D is amended as follows:

Item 1.          Security and Issuer.
                 ____________________

                      This amendment relates to the merger agreement entered into among Eurostar Perfumes, Inc. ("Eurostar"), Transvit Manufacturing Corporation ("Transvit"), and the Issuer as further described in Item 4 below (the "Merger Agreement") and to the Common Stock Purchase Warrant acquired by Starion International Limited ("Starion") as described in Amendment 6, dated December 29, 1994. The principal executive offices of the Issuer are located at 12500 San Pedro Avenue, Suite 500, San Antonio, TX 78216.

Item 2.          Identity and Background.
                 _______________________

                      No amendment.

Item 3.          Source and Amounts of Funds or Other Consideration.
                 __________________________________________________

                     The 9,977,800 shares of common stock of the Issuer to be acquired by the Core Sheth Families as described in Item 4, will be acquired in a merger transaction in which the Issuer will receive from the Core Sheth Families all of the shares of Eurostar, the entity to be merged into the Issuer.

Item 4.          Purpose of Transaction.
                 ______________________

                     On July 31, 1995, an Agreement and Plan of Merger (the "Merger Agreement") was entered into among the Issuer, Eurostar, and Transvit. This Merger Agreement has been approved by the Issuer's Acquisition Committee and Board of Directors and will be submitted to a vote of the Issuer's common stockholders to be held on August 30, 1995.

                     Eurostar is a non-public, Texas corporation that is wholly-owned by Transvit. Transvit is a British Virgin Islands corporation that is wholly owned by the Core Sheth Families. The Core Sheth Families also own 4,020,174 shares or 60.5% of the common stock of the Issuer in addition to warrants that enable them to purchase an additional 2,400,000 shares of the Issuer's common stock, bringing their total percentage beneficial ownership of the Issuer to 70.9%


       11 of 20

                     Eurostar is the Issuer's principal supplier of perfume products under a distribution agreement entered into on October 24, 1992, and discussed in Amendment No. 1 to Schedule 13D. Upon completion of the merger, this distribution agreement will terminate.


                     If the merger is completed, the Issuer will receive all of the Core Sheth Families' shares of Eurostar in return for 9,977,800 newly issued shares of the Issuer, and Eurostar will be merged into the Issuer, with the Issuer being the surviving corporation assuming all of the rights and obligations of Eurostar.

                     The purposes of the merger are to reduce the current profitability and cash flow problems of the Issuer, to expand the Issuer's existing market base, to eliminate certain potential conflicts of interest between the Issuer and Eurostar, and to increase the Issuer's flexibility in future financings and acquisitions. The Core Sheth Families have no current plans to engage in a Rule 13e-3 transaction, nor is the merger motivated by such a purpose. The Core Sheth Families reserve the right, however, to change their intent in the future, or take any actions regarding any of the matters described herein, directly or as a participant with others, based on their continuing review of their investment in shares of the common stock of the Issuer and future developments that affect the Issuer.

                     Under the Merger Agreement, sixty percent of the combined worth of the Issuer and Eurostar will be assigned to Eurostar and 40 percent to the Issuer. When the shares of the Issuer's common stock already beneficially owned by the Core Sheth Families are taken into account, the transaction will result in the Core Sheth Families having beneficial ownership of approximately 86.2% of the outstanding shares of the Issuer's common stock immediately following the merger.

                    With respect to the corporate governance of Tristar following the merger, the Core Sheth Families do not currently plan to initiate any changes in the Issuer's certificate of incorporation or bylaws, and they expect that the following directors will remain on the Issuer's Board of Directors: Viren S. Sheth, Shashikant S. Sheth, Richard P. Rifenburgh, and Robert R. Sparacino. No decision has been made at this time with respect to other possible changes in the composition of the Board. In addition, it is anticipated that the current executive officers of the Issuer and Eurostar will become comparable executive officers of the Issuer following the merger.

                     In connection with the merger, the Issuer will agree to change the exercise price of the two-million-share Common Stock Purchase Warrant (the "Warrant") acquired by Starion in December 1994 and described in Amendment 6 to Schedule 13D. The exercise price will be repriced at an amount, if lower than the current exercise price, equal to the lowest average closing sales price of the Issuer's common stock in any consecutive 20-day trading period during the time period beginning with the filing of the Certificate of Merger and Articles of Merger with the Secretaries of State of Delaware and Texas, respectively, and ending on August 31, 1996. The exercise price of the Warrant will increase 10% per share on December 15, 2001, on December 15, 2002, and on December 15, 2003, on a cumulative and compounded basis. The Issuer's agreement to change the exercise price

       12 of 20

of the Warrant will be subject to consummation of the merger. The Issuer and Starion have not yet executed a final agreement revising the terms of the Warrant.
                     Completion of the merger is subject to the following contingencies: (1) the merger must be approved by an affirmative vote of 66 2/3% of the outstanding shares of the Issuer's common stock. The Core Sheth Families currently own, directly or indirectly, 60.5% of the Issuer's outstanding shares of common stock (not including warrants) and intend to vote in favor of the merger; (2) the shares of Tristar common stock to be issued upon consummation of the merger must be approved for listing on the NASDAQ/National Market System; (3) the merger, in the opinion of Coopers & Lybrand, must qualify for treatment as a reorganization within the meaning of section 368(a) of the Internal Revenue Code and shall be treated substantially similar to a "pooling of interests" for accounting purposes;
(4) Tristar shall have received from its investment advisory firm an opinion that the terms of the merger are fair to minority stockholders. Other conditions to each party's obligation to complete the merger are contained in Article VI of the Merger Agreement.

                     The Merger Agreement may be terminated at any time prior to its completion by the mutual consent of Tristar and Eurostar, or in the discretion of either Tristar or Eurostar under certain adverse circumstances described in section 7.1 of the Merger Agreement.

                     As of this filing, under Rule 13d-3(d)(1)(i) the Core Sheth Families continue to have beneficial ownership of 6,420,174 shares of common stock of the Issuer. If the merger is completed, the Core Sheth Families will acquire beneficial ownership of an additional 9,977,800 shares, so that they will have a total beneficial ownership (including warrants) of 86.2% of the common stock of the Issuer.

Item 5.          Interest in Securities of the Issuer.
                 ____________________________________

                      No amendment.

Item 6.          Contracts, Arrangements, Understandings or Relationships
                 ________________________________________________________
                 with Respect to Securities of the Issuer.
                 ________________________________________

                     The information set forth in Item 4 is incorporated by reference.

Item 7.          Material to be Filed as Exhibits.
                 ________________________________

                     1. Written Agreement of the Reporting Persons relating to the filing of the Schedule 13D dated August 28, 1992, the Amendment No. 1 dated November 5, 1992, the Amendment No. 2 dated November 30, 1992, the Amendment No. 3 dated June 23, 1993, the Amendment No. 4 dated September 7, 1993, the Amendment No. 5 dated April 6, 1994, the Amendment No. 6 dated December 29, 1994, the Amendment No. 7 dated December 29, 1994, the Amendment No. 8 dated March 13, 1995, the Amendment No. 9 dated June 19, 1995, and this Amendment No. 10 as required by Rule 13d-1(f).

       13 of 20


                     2. Agreement and Plan of Merger among Eurostar Perfumes, Inc., Transvit Manufacturing Corporation, and Tristar Corporation, dated July 31, 1995.

       14 of 20

                                  Signature


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ Kirit Sheth
                                        ___________________________________
                                        Kirit Sheth, Individually



     Dated:  August 7, 1995

       15 of 20

                                  Signature


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ Jamnadas Sheth
                                        ___________________________________
                                        Jamnadas Sheth, Individually


     Dated:  August 7, 1995

       16 of 20

                                  Signature


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ Mahendra Sheth
                                        ___________________________________
                                        Mahendra Sheth, Individually


     Dated:  August 7, 1995

       17 of 20

                                  Signature


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ Shashikant Sheth
                                        ___________________________________
                                        Shashikant Sheth, Individually


     Dated:  August 7, 1995

       18 of 20

                                  Signature


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Starion International Ltd.



                                        By  /s/ Shashikant Sheth
                                            ______________________________
                                            Shashikant Sheth

                                        Title:    Director

     Dated:  August 7, 1995

       19 of 20

                                  Signature


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ Virendra Sheth
                                        ___________________________________
                                        Virendra Sheth,   Individually


     Dated:  August 7, 1995

       20 of 20

                                  Signature


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ Jayesh Sheth
                                        ___________________________________
                                        Jayesh Sheth, Individually


     Dated:  August 7, 1995